TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: August 9, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Increased Indicated Resource

Crew is pleased to report the NI 43-101 compliant ore resource statement for the Masara Mine 1,2 in the Compostela Valley Province on Mindanao Island, the Philippines.

The report has been prepared by Snowden Mining Industry Consultants. The terms of reference to Snowden were to produce a National Instrument 43-101 compliant estimate using the available historic data. This report will provide a foundation for further exploration and development of the property.

A total mineral resource of 1.4 million ounces has been estimated giving approximately seven to nine years production. Compared with previous estimates, the Indicated Resource has increased by 70% to 263,000 ounces. Due to the nature of the mineralization, conversion of mineral resources to reserve classification requires underground drifting and sampling on structures, supplemented by drilling. This will take place as development progresses.

For Summary and Tables-See attached link

http://www.crewgold.com/pdf/pr_090806_masara_1.pdf

Notes:

1)

The resource estimate has been compiled from historic data in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (Mineral Resources and Mineral Reserves) by the independent consulting group, Snowden Mining Industry Consultants Ltd. The estimate has been verified by EurGeol Dr Simon Dominy (CEng, CGeol, CPGeo), the ‘Qualified Person’ as defined by NI43-101. Dr Dominy is Principal Mining Geologist in the Snowden London office. The Snowden report will shortly be available on the SEDAR website.

2)

Payable tonnages have been rounded to the nearest 1,000 tonnes to reflect the uncertainty in the estimate. Tonnage has been estimated using a conservative bulk density of 2.35 t/m3 and diluted to a ‘mineable’ stope width of 1.4 metres.

3)

Resources are reported at a cut-off grade of 3.5 g/t Au. Contained ounces are reported to the nearest 1,000 ounces to reflect resource uncertainty.

The 2006 drilling programme is directed towards achieving two outcomes:

•

Confirmation of the historical mineral resource data and give necessary data in preparation for underground development at the Bonanza-Maligaya, St. Benedict, Maria Inez and Don Fernando veins; and

•

Resource extension drilling outside the resource envelop and not included in the current resource report.

The planned drilling programme for 2006 through to 2008 entails a total of 80,000 to 100,000 meters of drilling and will, in addition to the short term targets mentioned above, have a medium to longer term target to identify areas for increased production both from potential new undergrounds mines, increased mining width and possible open pit mining.

As previously reported, underground development is progressing at Bonanza-Maligaya, St. Benedict, Maria Inez and Don Fernando veins.  Portal areas are being modernized to accommodate trackless equipment and ancillary services.  Existing adits, ramps and drives at 840 level St Benedict and Marie Inez, 575 level Bonanza and 690 level Don Fernando are also being expanded and realigned, and a new portal and drive is being excavated on 996 level to access the St. Benedict vein.  In the Bonanza-Maligaya veins, the existing ramp and drifts have been dewatered and cleaned and preparations for declines into the undeveloped structures have commenced.

The Company is also pleased to advise that the mine has started to receive delivery of the mobile mining equipment and these are receiving final inspections prior to commencement of duty.

The Company believes the Masara operations, together with its LEFA operation in Guinea, West Africa, will provide the foundation for providing the organic growth for Crew to achieve its target of one million ounces annual gold production.

1.

The Masara Mine operations comprise the combined operations of Mapula Creek Gold Corp. and Teresa Crew Gold (Phils), Inc. on the mining title of Apex Mining Company, Inc.

2.

Crew and its affiliated Philippines Company, Mapula Creek Gold Corp., control approximately 72.5% of Apex’s Class A and Class B shares.

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – August 9, 2006

Masara Mine, Philippines-NI 43-101 Initial Resource Statement